Exhibit 97

CLAWBACK POLICY

(the “Policy”)

PURPOSE

This Policy provides for BRP Inc.’s (“BRP” or the “Company”) recoupment of certain incentive-based compensation paid to Covered Executives in the event that (A) the Company is required to prepare a Financial Restatement; or (B) a Covered Executive engaged in a Misconduct Event.

Administration and enforcement of this Policy are delegated by the Board of Directors (the “Board”) to the Nominating, Governance and Social Responsibility Committee (the “Committee”). The Board and the Committee are committed to fulfilling their responsibility for the governance of the Company and the enhancement of shareholder value, and believe that this Policy is in the best interest of the Company.

SCOPE

This Policy applies to each current or former executive officer of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer, corporate controller, and each other current or former employee of the Company at the level of vice president or above (the “Covered Executives” and each, a “Covered Executive”).

“Covered Compensation” means any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or vested, which is tied in whole or in part upon the attainment of any financial reporting measure to Covered Executives. For the avoidance of doubt, for the purposes of this Policy, Covered Compensation shall also include any payout from BRP’s short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”).

The Policy applies to any Covered Compensation received by an employee who served as a Covered Executive at any time during the three-year period preceding the applicable triggering event:

(a)

in the event of recoupment for a Financial Restatement, the Required Financial Restatement Date as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years; or

(b)	in the event of a recoupment for a Misconduct Event, the determination by the Committee that the Covered Executive has engaged in a Misconduct Event

(each, a “Covered Period”).

APPROVED BY: Nominating, Governance & Social Responsibility Committee of the Board of Directors	EFFECTIVE DATE: December 1, 2023	REVISION NO.: 4.0	PAGE NO: 1 of 5

GENERAL POLICY

Recoupment

A.	Financial Restatements

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a “Financial Restatement”), the Committee shall review the Covered Compensation received by a Covered Executive during the Covered Period.

For purposes hereof, the “Required Financial Restatement Date” is the earlier to occur of:

a)

the date the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

b)	the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

Regardless of whether the Company filed the restated financial statements, the Committee shall, to the full extent permitted by governing law, seek recoupment of any Covered Compensation, whether in the form of cash or equity, awarded or paid to a Covered Executive (computed without regard to any taxes paid), if and to the extent:

a)	the amount of the Covered Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a Financial Restatement; and

b)	the amount of the Covered Compensation that would have been awarded to the Covered Executive had the financial results been properly reported would have been lower than the amount actually awarded.

If the achievement of a certain financial result was considered in determining the Covered Compensation awarded or paid, but the Covered Compensation is not awarded or paid on the basis of a formula, the Committee shall determine in its sole discretion the amount, if any, by which the payment or award should be reduced or recouped.

For the avoidance of doubt, a Covered Executive will be deemed to have received Covered Compensation in the Company’s fiscal period during which the financial reporting measure specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

APPROVED BY: Nominating, Governance & Social Responsibility Committee of the Board of Directors	EFFECTIVE DATE: December 1, 2023	REVISION NO.: 4.0	PAGE NO: 2 of 5

The Committee shall not seek recoupment of any erroneously awarded Covered Compensation to the extent it determines that:

a)	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of erroneously awarded Covered Compensation to be recovered;

b)	recovery would violate home country law where that law was adopted prior to November 28, 2022; and/or

c)

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

B.	Misconduct Event

In the event that a Covered Executive engaged in a Misconduct Event, the Company shall determine in its sole discretion the amount, if any, of the Covered Compensation that should be recouped.

“Misconduct Event” means any of the following circumstances, it being understood that in all cases, the Misconduct Event must have caused material financial or reputational harm to the Company:

a)	a material violation of the Company’s Code of Ethics;

b)	gross negligence, willful misconduct or fraud in the performance of a person’s duties; and/or

c)	other events as may be determined by the Committee in its sole discretion from time to time.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Covered Compensation which may include, without limitation:

a)	requiring reimbursement of cash incentive compensation previously paid;

b)	seeking recovery of any Equity Proceeds;

c)	cancelling or rescinding some or all outstanding vested or unvested equity (and/or equity-based) awards;

d)	adjusting or withholding from unpaid compensation or other set-off to the extent permitted by applicable law; and/or

APPROVED BY: Nominating, Governance & Social Responsibility Committee of the Board of Directors	EFFECTIVE DATE: December 1, 2023	REVISION NO.: 4.0	PAGE NO: 3 of 5

e)	reducing or eliminating future salary increases, cash-based or equity-based incentive compensation, bonuses, awards or severance.

“Equity Proceeds” means all proceeds realized by a Covered Executive from the sale of shares of Company common stock previously obtained as incentive compensation, any unrealized gain from the exercise of Company stock options previously obtained as incentive compensation and any outstanding shares of Company common stock held by the Covered Executive that were received upon the exercise of Company stock options or stock appreciation rights or in connection with the vesting or settlement of restricted stock or restricted stock units of the Company, in each case previously obtained as incentive compensation, including for the avoidance of doubt, any performance awards (or, with respect to any vested Company stock options or stock appreciation rights that have not yet been exercised, payment of the value thereof).

No Indemnification

For the avoidance of doubt, the Company shall not indemnify any Covered Executive against the loss of any erroneously awarded Covered Compensation or any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy.

EFFECTIVE DATE

This Policy shall be effective as of December 1, 2023 (the “Effective Date”), and shall apply only to Covered Compensation that is approved, awarded or granted to Covered Executives on or after the Effective Date. Covered Compensation that was approved, awarded or granted to Covered Executives prior to the Effective Date remains covered by previous versions of this Policy.

POLICY REVIEW

The Committee may, at any time in its sole discretion, review, assess the adequacy and recommend proposed changes to this Policy to the Board for consideration, and the Board may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

GUIDANCE

Covered Executives who have questions regarding this Policy should contact the Chief Legal Officer.

APPROVED BY: Nominating, Governance & Social Responsibility Committee of the Board of Directors	EFFECTIVE DATE: December 1, 2023	REVISION NO.: 4.0	PAGE NO: 4 of 5

REVISION HISTORY

Date	Version	Revisions Made	Approved by
	1.0	Initial version
22-Janv-2015	2.0		Board of Directors
29-Nov-2021	3.0		Board of Directors
06-Sept-2023	4.0		Board of Directors

APPROVED BY: Nominating, Governance & Social Responsibility Committee of the Board of Directors	EFFECTIVE DATE: December 1, 2023	REVISION NO.: 4.0	PAGE NO: 5 of 5